Exhibit (a)(5)(G)
Contact:
Bruce Goldfarb
Patrick McHugh
Okapi Partners
Ph: 212-297-0720
TOMY Company, Ltd. Announces Expiration of Subsequent Offering Period and Successful Completion of Tender Offer for Shares of RC2 Corporation
TOKYO, JAPAN; CHICAGO, IL U.S.A — April 28, 2011 — TOMY Company, Ltd. (Tokyo Stock Exchange, First Section: 7867) (“TOMY”), a Japan-based leading global toy and infant products company, announced today that the subsequent offering period of the tender offer for all of the outstanding shares of common stock of RC2 Corporation (NASD: RCRC) (“RC2”) by Galaxy Dream Corporation (“Purchaser”), a wholly owned indirect subsidiary of TOMY, for $27.90 per share, net to the seller in cash, without interest and less any applicable withholding taxes, expired at 5:00 p.m., New York City time, on Wednesday, April 27, 2011.
The depositary for the tender offer advised that, as of the expiration of the subsequent offering period, a total of 19,466,438 shares of common stock of RC2 had been validly tendered, which shares in the aggregate represent approximately 89.9% of the outstanding shares of RC2. Pursuant to the terms of the tender offer, Purchaser has accepted for payment all shares validly tendered and not validly withdrawn during the initial offering period and all shares validly tendered during the subsequent offering period, and the consideration for all such shares either has been paid or will promptly be paid.
Pursuant to the terms and conditions set forth in the previously announced Agreement and Plan of Merger, dated as of March 10, 2011, TOMY intends to complete the acquisition of RC2 promptly through the merger of Purchaser with and into RC2, with RC2 continuing as the surviving corporation. Pursuant to the terms of the merger agreement, Purchaser exercised its “top-up” option to purchase shares directly from RC2 at the same price per share paid in the tender offer in an amount, when taken together with shares purchased in the tender offer, sufficient to enable Purchaser to effect the merger without a meeting of RC2’s stockholders through the “short-form” merger procedure available under Delaware law. As a result of the merger, any shares of common stock of RC2 not tendered in the tender offer (other than shares held (i) in the treasury of RC2 or by TOMY or Purchaser or any other direct or indirect subsidiary of TOMY, which shares will be cancelled and extinguished or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such shares) will be canceled and converted into the right to receive the same price of $27.90 in cash per share, without interest and less any applicable withholding taxes, that was paid in the tender offer. Following the merger, RC2 will become a wholly owned indirect subsidiary of TOMY, and RC2’s common stock will cease to be traded on the NASDAQ Global Select Market.

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